        Exhibit 19

Acuity Insider Trading Policy

This Policy concerns the handling of material non-public information relating to Acuity Brands, Inc. (“Acuity,” the “Company,” or “we”) or other companies with which we deal and with the buying and selling of stock and other securities of Acuity and such other companies. This Policy is in addition to other Company policies and agreements to which employees, officers and directors are subject, including any confidentiality agreements and the Company’s Code of Ethics and Business Conduct.
Persons covered by this Policy may not engage in certain activities, including those listed below, either directly or indirectly, through family members or other persons or entities:
•trading in Acuity securities while in possession of material non-public information relating to Acuity, except, as described in this Policy, for certain “Permitted Transactions;”
•trading in the securities of a third-party company, while in possession of material non-public information about that company, learned in the course of performing duties for Acuity;
•engaging in “short sales,” as described in this Policy;
•hedging securities, purchasing or selling derivative securities, and entering into derivatives contracts relating to Acuity securities, as described in this Policy;
•pledging securities, except as permitted in limited circumstances and only for individuals who are not members of Group Three, as described in this Policy;
•tipping or otherwise engaging in the unauthorized disclosure of material nonpublic information; and
•for members of Group Two and Group Three, trading in Acuity securities during closed trading windows or special blackout periods, as described in this Policy.
Additional restrictions and details are described in this Policy. You should read the entire Policy to ensure that you are aware of all such items.

Each person or entity subject to this Policy is responsible for: ensuring his, her, their or its compliance with the Policy and applicable securities laws, rules and regulations; and determining whether he, she, they or it is in possession of material nonpublic information. Any action on the part of the Company or any other employee or director of the Company pursuant to this Policy or otherwise does not in any way constitute legal advice or insulate an individual or entity from liability under applicable securities laws, rules and regulations.
I. Employee Groups; Summary of Restrictions

For purposes of this Policy, each Acuity employee, officer and director is categorized into one of three groups (“Group One,” “Group Two,” and “Group Three”) as further described below in this Section I. Different restrictions contained in this Policy apply to each group.

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The Corporate Secretary will work with the Company’s management team to determine the appropriate group for each employee. The Corporate Secretary will notify each employee, officer and director if he or she has been initially placed into Group Two or Group Three and any employee, officer or director if at any time he or she is placed into a different group.
You should read this entire Policy. However, for your convenience, the following is a summary of the key restrictions that apply to each group under this Policy:
Group One – All employees are in Group One unless otherwise described below or notified of being placed in a different category by the Corporate Secretary. The vast majority of our employees are in Group One. Members of Group One are required to comply with the restrictions on: (1) trading in securities while in possession of material non-public information (“insider trading”), as described in Section II; (2) the prohibition on engaging in “short sales,” as described in Section II; (3) the prohibition on hedging our securities, purchasing or selling derivative securities, and entering into derivatives contracts relating to Acuity securities, as described in Section II; and (4) disclosing material non-public information to others (“tipping”), as described in Section III.
Group Two – The following persons are included in Group Two unless such persons are otherwise included in Group Three: (1) all Acuity senior vice presidents and in-house attorneys; and (2) all officers and employees who have regular access to material non-public information, including, but not limited to, Acuity’s financial reporting and forecasting information (such officers and employees include, but are not limited to, certain members of Acuity’s (a) finance, accounting, and tax team, (b) human resources team, (c) risk management team, (d) investor relations team, (e) communications team, (f) mergers and acquisitions team, and (g) senior leadership team), determined, in each case, from time to time by the General Counsel, Corporate Secretary or an officer designated in writing by either such officer. In addition to the general prohibitions against insider trading, short sales, hedging and tipping, members of Group Two may only purchase or sell Acuity securities during the trading windows described in Section IV. Members of Group Two must also receive pre-clearance prior to entering into any pledge or margin arrangement involving Acuity securities to avoid an inadvertent violation of this Policy.
Group Three – Members of our board of directors, our Chief Executive Officer, our employees who report directly to the Chief Executive Officer and any of our other “officers” as defined in the rules promulgated under Section 16 of the Securities Exchange Act, are in Group Three, whose members are subject to the same restrictions as apply to Group Two. In addition, members of Group Three are required to: (1) comply with the restriction on pledging our securities, as described in Section II; (2) pre-clear most transactions with the General Counsel, Corporate Secretary or an officer designated in writing by either such officer, as described in Section V; (3) comply with additional requirements with respect to any Trading Plan (as defined herein); and (4) comply with certain other trading restrictions and reporting requirements that may be imposed on them by the federal securities laws and the rules and regulations of the Securities and Exchange Commission (“SEC”).
In addition, regardless of group affiliation, any employee, officer or director of Acuity may be temporarily prohibited from buying or selling Acuity securities during special blackout periods. These special blackout periods are described in Section IV.

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II. Insider Trading Prohibited
General Rule
Acuity employees, officers and directors, and Acuity, as an entity, may not purchase, sell or engage in other transactions in Acuity securities while he, she, they or it is in possession of material non-public information relating to Acuity. This restriction does not apply to certain “Permitted Transactions,” which are discussed in Section VI of this Policy.
Employees, Officers and Directors and their Family Members and Others
This Policy applies to all employees, officers and directors of Acuity and its subsidiaries. Each provision of this Policy that applies to an employee, officer and director also applies to:
•family members or other persons with whom they share a household, family members or other persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside, and anyone else with whom the employee, officer or director shares a household, and any family members with whom the employee, officer or director does not share a household but directs, influences or controls their transactions in Acuity securities (collectively, “Family Members”); and
•any entity (a) over which they have control or influence with respect to a transaction in securities (e.g., a trustee of a trust or an executor of an estate) or (b) in which they have a material financial interest; provided, however, that clause (b) shall not include a professional institutional investment entity in which any such person has such a material financial interest (collectively, “Controlled Entities”).
Likewise, when we refer to “you” in this Policy, we also mean each of the people and entities listed above with respect to you. Because Family Members and Controlled Entities are covered by this Policy, you will be responsible for their transactions in Acuity securities and, in order to maintain your compliance with this Policy, you should ensure that they do not purchase or sell Acuity securities without your clearance.
Other Persons
It may be appropriate, in some circumstances, for persons who are not employed by Acuity (in addition to those listed above) to be subject to the same restrictions as company employees and other “insiders.” These include, for example, contractors and consultants. If you are aware of a situation in which a contractor, consultant, advisor or other person not employed by Acuity is likely to have access to material nonpublic information about the company, you should consider whether those outside parties should be subject to restrictions and, if so, bring this situation to the attention of the Corporate Secretary, who will consider whether it is appropriate to make arrangements to protect the Company.
Material Non-Public Information
Material. Information is considered “material” if:
•a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;

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•a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or
•the information could reasonably be expected to have an effect on the price of the security.

Non-public. Information is non-public until it has been “publicly disclosed,” meaning that it:
•is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
•has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the SEC. Information is generally considered to be “non-public” until the expiration of a period of one full trading day after the information is released to the general public. However, this period varies depending on the type of information released, the market’s expectations relating to the subject matter of the release, and the market’s reaction after the information is released.
Examples of material non-public information might include information about:
•the Company’s financial or operating results, whether for completed periods or relating to certain expectations for future periods;
•the gain or loss of a substantial customer or any significant change in the business relationship with a substantial customer or other important business partner;
•the Company entering into or the termination of a significant contract;
•a material impairment or change in the value of the Company’s assets;
•the filing of significant litigation or claims against the Company, developments in pending litigation or governmental investigations or proceedings, or other contingent liabilities affecting the Company;
•negotiation of a significant joint venture, merger or acquisition;
•news of a significant purchase or sale of assets;
•changes in top management;
•significant labor negotiations or disputes;
•significant accounting developments;
•changes in dividend policies;
•the declaration of a stock split;
•the Company’s plans relating to its capital structure or outstanding securities, including issuances or repurchases of common stock or debt securities, and information about possible changes in the Company’s credit ratings;
•a significant disruption in the Company’s operations or loss, breach or unauthorized access of the Company’s property or assets, including its facilities and information technology infrastructure; and

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•any other events that require the Company to file a Current Report on Form 8-K with the SEC.
Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any possibility that an item may be considered “material,” you should treat it as such and you should confer with the Corporate Secretary if you would like to review any specific situation.
Other Companies
While this Policy prohibits trading in Acuity securities while you are in possession of material non-public information about Acuity, it also prohibits trading in securities of any other company about which you learn material non-public information in the course of performing your duties for Acuity. For example, you may be involved in a transaction in which Acuity expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to Acuity, it may be material to the other company. This Policy prohibits you from trading in the securities of that company while aware of this non-public information or from tipping others regarding the information. In addition, please remember that the Acuity Code of Ethics and Business Conduct prohibits you from engaging in outside interests that represent a conflict of interest with your obligations to Acuity.
Securities; All Transactions
This Policy prohibits certain transactions in the “securities” of Acuity. Although it is usually the case that the information you gain will relate to Acuity common stock, any securities that Acuity issues, such as debt securities or preferred stock, are also subject to this Policy. This Policy also applies to stock options and other derivatives related to Acuity securities, as discussed below. Purchases and sales of Acuity securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.
Gifts of Acuity Securities
Acuity employees, officers and directors may not make a gift of Acuity securities while aware of material nonpublic information relating to the Acuity if such person knows or is reckless in not knowing the recipient of the gift would sell the securities prior to Acuity’s disclosure of such information. Such a situation can arise with gifts of securities to charities, which are often required by their policies to sell securities soon after a gift. Members of Group Three must pre-clear all gifts of shares.

Investments
We expect our employees, officers and directors not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of our securities. If you do purchase Acuity securities, we strongly encourage you to do so with the expectation of owning those securities for an extended period of time -- at a minimum, for six months, though it is not intended for

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this to apply to the exercise of stock options. We recognize, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Acuity securities that you originally purchased with the intent of holding as a long-term investment.
Short Sales
A “short sale” is a transaction involving securities which the seller does not own at the time of sale or, if the securities are owned by the seller, where they will be delivered on a delayed basis (meaning that the securities are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale). Selling securities “short” is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly when the trading occurs before a major company announcement or event. Accordingly, our employees, officers, and directors are prohibited from engaging in “short sales” of Acuity securities or in any transaction in Acuity securities which is entered into with the expectation of, or that will benefit from, a decline in the price of Acuity securities.

Options and Derivative Securities
Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Acuity securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of Acuity shares), and the purchase or sale of such derivatives by Acuity employees could motivate them to take actions that are in conflict with the long-term interests of other stockholders and could also cause the appearance of misuse of inside information. Accordingly, our employees, officers and directors are prohibited from purchasing or selling derivative securities, or entering into derivatives contracts relating to Acuity securities. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under Acuity employee benefit plans; see Section VI below on “Permitted Transactions”. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Corporate Secretary.
Pledged Securities; Margin Loans; Hedges
Under typical pledge or margin arrangements, a lender or broker is entitled to sell securities which you have deposited as collateral for loans if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if such a sale is made at a time when the “window” is closed (as described below) or you are in possession of material non-public information at the time of such a sale. If such a sale involves a member of Group Three, it can also bring unwanted negative publicity. In addition, pledging may be used as a part of hedging strategy that would remove the full risk and rewards of stock ownership, and sever your alignment with that of Acuity’s other securityholders.

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Because of the concerns about pledging and/or hedging Acuity securities, members of Group Three are prohibited from both (1) pledging Acuity’s securities as collateral for a loan and (2) hedging Acuity securities. This Policy does not prohibit members of Group Three from holding Acuity securities in brokerage accounts, so long as any Acuity securities held in such account are explicitly excluded from any margin or pledge arrangements and do not involve any hedging transaction. Sales of Acuity securities which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though utilizing such accounts that exclude Acuity securities would not be subject to restrictions under this Policy, you should be extremely careful when utilizing a margin loan in a brokerage account that contains your Acuity securities.
All of our employees, officers and directors are prohibited from hedging Acuity securities, including, but not limited to, engaging in short sales of Acuity common stock.
Although members of Group One and Group Two are not prohibited from pledging Acuity stock, sales of Acuity securities that members of these groups have pledged as security for a loan or which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though entering into such arrangements would not be considered a sale, and would not be subject to restrictions under this Policy, members of Group One and Two should be extremely careful when pledging Acuity securities, utilizing a margin loan in a brokerage account or otherwise using Acuity securities as collateral for a loan.
Any sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows and pre-clearance requirements. As a result, if you pledge your Acuity securities or use Acuity securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) in order to avoid your lender or broker selling your Acuity securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to any other arrangements under which you have used Acuity securities as collateral.
Members of Group Two must receive pre-clearance prior to entering into any pledge or margin arrangement involving Acuity securities to avoid an inadvertent violation of this Policy.
Safest Time for Transactions
All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Acuity securities will generally be just after the trading window opens after the release by the Company of financial information relating to a completed quarter, as described in Section IV below. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.
III. Unauthorized Disclosure of Material Non-public Information Prohibited

General Rule
No employee, officer or director may disclose material non-public information about Acuity or any company with which Acuity deals to anyone outside of Acuity, unless authorized to do so.

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Tipping
Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material non-public information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material non-public information indirectly from you, if you are the ultimate source of their information.
Discussing or Recommending Acuity Securities
We recognize that employee enthusiasm for Acuity and its business prospects is a vital element of our success. You should, however, use extreme caution when discussing Acuity or our securities with anyone outside of Acuity. In the course of discussing Acuity or our securities, accidental disclosure of material non-public information can occur and can be viewed as “tipping.” Likewise, recommendations of our securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material non-public information by the Company, even if you are unaware of that information.
Internet Postings and Social Media
No employee, officer or director may disclose confidential information about Acuity on the Internet or through social media, including discussion forums, blogs and social media (such as Facebook, Twitter, Instagram, Snapchat, Pinterest, YouTube and other social media networks). Disclosures of material non-public information through this type of media may amount to a “tip” or leak of such information, in violation of this Policy, other Company policies regarding computer and social media usage and applicable law.
Authorization to Disclose Material Non-public Information
We authorize only certain employees, officers and directors to make public disclosures of material non-public information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors). Unless you are authorized to do so by the Chief Executive Officer, the Chief Financial Officer, the General Counsel, or the Corporate Secretary, you should not discuss material non-public information with anyone not in the Company. Even in discussions with other Acuity employees, you should consider the consequences of disclosing material non-public information to them. For example, by doing so, you would preclude those persons from trading in Acuity’s securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material non-public information to those employees, officers, and directors having a need to know in order to serve Acuity’s interests.
Regulation FD (Fair Disclosure)
There are SEC rules and regulations banning selective disclosure of material information relating to public companies. Generally, these regulations provide that when a public company (such as Acuity) discloses material non-public information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, publicly available conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities

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market professionals and shareholders. Remember that no other Acuity employees, officers or directors are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media. You should refer to Acuity’s Disclosure Policy for further information about these regulations and requirements.
Non-Disclosure Agreements
Employees, officers and directors involved in transactions or other negotiations that require disclosure of material non-public information with parties outside Acuity should generally have those to whom such information is being disclosed sign a non-disclosure agreement approved by the General Counsel. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Acuity securities while in possession of such information. You should confer with the General Counsel whenever a non-disclosure agreement may be needed.
IV. Trading Windows

Standard Trading Windows
Members of Groups Two and Three may only purchase or sell Acuity’s securities:
•during the designated trading windows described below; and
•when the individual is not otherwise in possession of material non-public information.
Outside of the trading windows, members of Groups Two and Three may not purchase or sell Acuity securities, even if they are not personally aware of any material non-public information. However, members of Groups Two and Three may engage in Permitted Transactions (described in Section VI below) outside of the trading windows.
We will communicate to each member of Groups Two and Three when each trading window will open and close. It is expected that the trading window generally will open one full trading day after our quarterly release of earnings and will close on the first business day of the last month of the then-current fiscal quarter. However, you should not expect that the window will open on any particular date or remain open for any minimum period of time. Significant corporate developments may require changes to the schedule, including closing the window at the Company’s option at any time.
Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material non-public information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Acuity securities if you are in actual possession of material non-public information about Acuity.
Special Blackouts
We reserve the right to impose a trading blackout from time to time on all or any group of our employees, officers or directors when, in the judgment of our Corporate Secretary and other senior officers, a blackout is warranted. During a special blackout, you will not be permitted to purchase or sell Acuity securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other

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companies. If the Corporate Secretary imposes a blackout to which you are subject, we will notify you when the blackout begins and when it ends and the securities and transactions to which it applies.
Standing Orders; Limit Orders
Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even though you placed the order at a time when you were permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material non-public information about the company or during a blackout period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. (Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.)
Acuity
Prior to purchasing or selling any Acuity securities for, or on behalf of, Acuity, Acuity’s Treasurer (or an officer designated in writing by the Treasurer or Chief Financial Officer) will confirm with the General Counsel, Corporate Secretary or an officer designated in writing by either such officer, that Acuity is not in possession of any material non-public information.
V. Pre-Clearance of Transactions

General
Before purchasing or selling Acuity securities, members of Group Three must obtain clearance of the transaction from the General Counsel, Corporate Secretary or an officer designated in writing by either such officer. This clearance must be obtained before you place the order for, or otherwise initiate, any transaction in Acuity securities. Any pre-clearance that you obtain will be valid for a transaction executed within five business days, unless either the pre-clearance is granted for a shorter period or you learn of material non-public information during that time. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.
Additionally, (a) as described in Section II, members of Group Two must receive pre-clearance prior to entering into any pledge or margin arrangement involving Acuity securities, and (b) as described in this Section V, members of Group Three must pre-clear all gifts of shares.
For any transaction requiring pre-clearance under this Policy, the person or entity seeking pre-clearance must disclose any material non-public information of which he, she, they or it is aware, at the time of such request, to the General Counsel, Corporate Secretary or an officer designated in writing by either such officer.
Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material non-public information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Acuity securities if you are in actual possession of material non-public information about Acuity.

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Permitted Transactions
Members of Group Three are not required to receive pre-clearance prior to entering into any Permitted Transaction, except they are required to do so before exercising any stock options or making any gifts of Acuity securities.
VI. Permitted Transactions

The following are “Permitted Transactions” (each described in more detail following the bullet point summary):
•acceptance or receipt of a stock option, shares of restricted stock or similar grants of securities under one of Acuity’s employee benefit plans (including elections to acquire securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted stock or securities pursuant to Acuity’s plans;
•purchasing securities under an Acuity employee stock purchase plan, if such a plan is in effect, but not making or changing any election to participate in an Acuity stock purchase plan (see further discussion which follows);
•earning or vesting of stock options or shares of restricted stock and any related stock withholding by the Company, including to satisfy tax withholding requirements upon such vesting (provided, however, a “Permitted Transaction” does not include any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option, any tax withholding requirements, or otherwise in connection with the vesting of stock options or restricted stock);
•subject to applicable pre-clearance requirements, exercise of stock options issued under Acuity’s employee benefit plans in a cash exercise, a stock-for-stock exercise or a net share exercise, payment of the exercise price in shares of already-owned stock and any related stock withholding transactions, but not (1) the sale of any stock acquired in the option exercise, (2) a “cashless exercise” in which shares are sold in the market, or (3) the use of proceeds from the sale of any such shares to exercise additional options (see further discussion which follows);
•transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);
•making payroll contributions to the Acuity 401(k) plan, deferred compensation plan or any similar plan, but not (1) intraplan transfers involving any Acuity securities or (2) a change in “investment direction” under such plan to increase or decrease your percentage investment contribution allocated to Acuity securities (see further discussion which follows);
•execution of a transaction pursuant to a contract, instruction, or plan described in Securities Exchange Act Rule 10b5-1 (called a “Trading Plan”), as discussed below (see further discussion which follows); or

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•any other transaction designated by the board of directors, any board committee or the General Counsel, Corporate Secretary or an officer designated in writing by either such officer, with reference to this Policy, as a Permitted Transaction.
Employee Benefit Plan Transactions
Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under Acuity’s equity-based benefit plans. For example, although your ongoing participation in a plan may involve the regular purchase of Acuity’s common stock, either directly pursuant to an investment election, those purchases are Permitted Transactions. Note, however, that the movement of balances in those plans into or out of Acuity securities or changes in your investment direction under those plans are not Permitted Transactions. This means that you may not make such transfers or elections while you are in possession of material non-public information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window and with pre-clearance if you are in Group Three).
Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than Acuity. Note, however, that a sale of stock following or in connection with an option exercise is not a transaction with Acuity and is, therefore, not a Permitted Transaction. Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in stock-for-stock exercises or elect stock withholding without violating the Policy. However, it would not be a Permitted Transaction for you to exercise a stock option, sell the resulting shares and then use the proceeds from that sale to pay for the exercise of additional stock options in a same day sale. Although exercises of Acuity stock options are Permitted Transactions, members of Groups Two and Three must pre-clear all stock option exercises.
Transactions in Which There is No Change in Beneficial Ownership
Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares of stock to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares will remain subject to the terms of this Policy).
Trading Plans
The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act (“Rule 10b5-1”)) that provides an affirmative defense against violations of the insider trading laws. To be eligible to rely on this defense, you must enter into a trading plan for transactions in Acuity securities that meets certain conditions specified in Rule 10b5-1 (a “Trading Plan”). If the Trading Plan meets the requirements of Rule 10b5-1, Acuity securities may be purchased, sold or otherwise transacted in without regard to certain insider trading restrictions. The Trading Plan must, along with other legally-required terms and conditions:
•specify the amount, price and date of the transaction;

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•specify an objective method for determining the amount, price and date of the transaction; or
•place the discretion for determining amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material non-public information.
You must act in good faith with respect to the plan and may not exercise any discretion or influence over the amount, price, and date of the transaction(s) after entering into the Trading Plan. The rules regarding Trading Plans are extremely complex and must be complied with completely to be effective. You should consider consultation with your own legal advisor before proceeding with entering into any Trading Plan.
A Trading Plan must be entered into in good faith. In addition, any restrictions under this Policy that apply to you when purchasing or selling Acuity securities also apply to you when establishing a Trading Plan. Therefore, you may not establish a Trading Plan when you are in possession of material non-public information about Acuity and, to the extent trading windows and special blackout periods apply to you, those restrictions must be complied with in connection with establishing a Trading Plan. Rule 10b5-1 (a) requires a person (other than a director or Section 16 Officer or the Company) wait to begin trading under a 10b5-1 Plan until 30 days after the adoption of the plan, (b) generally prohibits a person from having more than one plan in place at the same time and (c) restricts persons from relying on a single-trade plan more than once during any 12-month period. In addition, the following requirements with respect to Trading Plans also apply to members of Group Three, as well as their Family Members and Controlled Entities:
•Only enter into or amend a Trading Plan during an open trading window.
•The Trading Plan must also include a representation certifying that they are not aware of material nonpublic information about Acuity and are adopting the plan in good faith and not as a scheme to evade the prohibitions of Rule 10b-5.
•The first trade under the Trading Plan may not occur under until the later of (a) 90 days after the adoption of the plan or (b) two business days following the disclosure of Acuity’s financial results in a Form 10-Q or Form 10-K relating to the quarter in which the plan was adopted, subject to a maximum of 120 days after adoption of the plan.
•Unless expressly approved by the General Counsel and compliant with Rule 10b5-1, have only one 10b5-1 Plan in effect at a time.
•Any amendment to a Trading Plan will be treated as a termination of an existing Trading Plan and the entry into a new Trading Plan. Accordingly, the terms of any amendment must be approved in accordance with the terms of this Policy and shall otherwise comply with the terms of this Policy as if the amendment were a new Trading Plan.
•You must consult with the General Counsel prior to terminating a Trading Plan.
The Company may from time to time adopt additional rules for the establishment and operation of Trading Plans, and you will need to comply with these rules in order to utilize a Trading Plan. In addition, all of our employees, officers and directors are required to receive pre-clearance before entering into, amending or terminating any Trading Plan. Once a Trading Plan has been pre-cleared by the General Counsel, Corporate Secretary or an officer designated in writing by either such officer, transactions executed pursuant to that Trading Plan do not require approval.

        Exhibit 19

In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan. Even though transactions executed in accordance with a Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before Acuity announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan.
VII. Sanctions for Violations of this Policy

The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.
A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider. Accordingly, all Acuity employees must comply with this policy and applicable securities laws and ensure that those employees who they supervise also comply.
Inside information does not belong to any of Acuity’s individual employees, officers or directors. This information is an asset of the company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates Acuity’s Code of Ethics and Business Conduct, this Policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of our securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.
VIII. Administration of this Policy
Administration by the Corporate Secretary
The day-to-day administration of this Policy will be carried out by the Corporate Secretary. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Corporate Secretary.
Reporting Violations
If you become aware of any violation of this Policy, you should report it immediately to the Corporate Secretary or the General Counsel. You can also reach out to our Ethics Helpline:
•Via the internet: ethicshelpline.acuitybrands.com
•Via telephone, 24 hours/day, 7 days/week:

U.S. and Canada:	800-461-9330 or via text 770-637-0324
China:	400-120-3062
France:	0805-080339
Mexico:	01-800-681-6945

        Exhibit 19

Netherlands:	0-800-022-0441
United Kingdom:	0-808-189-1053
Exemptions
An individual subject to the trading windows or special blackout periods described in Section IV may request the General Counsel, Corporate Secretary or an officer designated in writing by either such officer to grant him, her or them a hardship exemption from those restrictions if such person is not otherwise prohibited from trading under Section II. However, we anticipate that exemptions will be given very rarely and only in extreme circumstances.

Amendment of the Policy
This Policy may be amended by the Board of Directors or a committee of the Board of Directors. If the Policy is amended, we will communicate to you through normal communications channels the substance of any such changes.
Please bear in mind that the ultimate responsibility for complying with this Policy and applicable laws, rules and regulations rests with you. You should use your best judgment and consult with the Corporate Secretary or the General Counsel and your legal and financial advisors, as needed.

Department: Board/Legal	Policy Number: 7.004
Effective Date: June 26, 2024	Version: 2